UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7888

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 STATS ChipPAC Ltd.'s Outlook as of July 27, 2006

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. (the “Company”) and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Other Events
On July 27, 2006, the Company issued an earnings release announcing its second quarter 2006 results. The Company’s outlook for third quarter 2006 and results for second quarter 2006 are attached hereto as Exhibit 99.1.
Exhibit

99.1	STATS ChipPAC Ltd.’s Outlook as of July 27, 2006 and condensed consolidated statements of operations for the three and six months ended June 30, 2005 and 2006, and condensed consolidated balance sheets as of December 31, 2005 and June 30, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2006

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	STATS ChipPAC Ltd.’s Outlook as of July 27, 2006 and condensed consolidated statements of operations for the three and six months ended June 30, 2005 and 2006, and condensed consolidated balance sheets as of December 31, 2005 and June 30, 2006.